Exhibit 99.1

Cybin to Present at the Stifel GMP 2nd Annual Future of Healthcare Conference on December 8, 2021

TORONTO, CANADA – December 1, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will present at the Stifel GMP 2nd Annual Future of Healthcare Conference being held virtually on Wednesday, December 8, 2021.

Mr. Drysdale’s presentation will be webcast live on December 8, 2021 at 3:30 p.m. ET. To listen to the event, please click here to register and access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics™ by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:

Leah Gibson

Vice President, Investor Relations

Cybin Inc.

leah@cybin.com